                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                               Commission File Number  000-21391
                                                                       ---------
(CHECK ONE):
[X] Form 10-K and Form 10-KSB [ ] FORM 11-K [ ] FORM 20-F [ ] FORM 10-Q and Form 10-QSB [ ] Form N-SAR

        For Period Ended:  DECEMBER 31, 2000
                          ------------------


[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

        For the transition period ended: ____________________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

        Full name of registrant         TURBODYNE TECHNOLOGIES, INC.
                               --------------------------------------------

        Former name if applicable

        ------------------------------------------------------------------------

        Address of principal executive office:  6155 CARPINTERIA AVENUE
                                                -----------------------

        City, State and Zip Code:  CARPINTERIA, CALIFORNIA 93013
                                   -----------------------------




                                     PART II
                            RULES 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

        [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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        [X] (b) The subject annual report, semi-annual report, transition report on forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report thereof could not be filed within the prescribed time period.

        The Registrant has not been able to complete the compilation of the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Registrant's Annual Report on Form 10-K by March 30, 2001, the required filing date, without unreasonable effort and expense, because of changes in the senior management of the Company, resignation of the Company's in-house legal counsel and termination of the Company's previous outside corporate counsel and appointment of new outside legal counsel.

                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

                  Joseph D. Castano     805           684-4551
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                  (NAME)            (AREA CODE)  (TELEPHONE NUMBER)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] YES [ ] NO

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] YES [ ] NO




        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The earnings statements to be included in the subject report are expected to reflect significant adverse changes in gross sales and stockholders' equity arising primarily from the disposition of Pacific Baja Light Metals described in the Registrant's press releases dated March 15, 2000 and February 18, 2000. However, a reasonable estimate of the results of operations cannot yet be made because audit of the Registrant's year-end financial statements has not been completed and because of the importance of items, primarily legal developments, which have not yet been quantified because of recent changes in senior management of the Company, resignation of the Company's in-house legal counsel and the termination and replacement of the Company's previous outside corporate counsel.

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                          TURBODYNE TECHNOLOGIES, INC.

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    MARCH 30, 2001                 By   /s/ JOSEPH D. CASTANO
    ---------------------                ---------------------------------------
                                            Joseph D. Castano
                                            Chief Financial Officer
                                            Turbodyne Technologies, Inc.


                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).